SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              FORM 12b-25

                   Commission File Number 000-50024

                      NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-KSB  || Form 11-K  || Form 20-F  || Form 10-Q || Form N-SAR

                   For Period Ended: December 31, 2003

        | |  Transition Report on Form 10-K
        | |  Transition Report on Form 20-F
        | |  Transition Report on Form 11-K
        | |  Transition Report on Form 10-Q
        | |  Transition Report on Form N-SAR

   For the Transition Period Ended:___________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________


                              PART I
                      REGISTRANT INFORMATION

Oriental Automotive Parts Development (China) Co., Ltd.
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Full name of registrant

N/A
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Former name if applicable

20 Chapin Road, Unit 1004
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Address of principal executive office (Street and number)

Pine Brook, NJ 07058
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City, state and zip code


                            PART II
                       RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   |  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   |  (b)  The subject annual report, semi-annual report, transition report on Form10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| |   |  (c)  The accountant's statement or other exhibit required by
              Rule12b-25(c) has been attached if applicable.


                                 PART III
                                 NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's financial statements to be included with its Annual Report on Form 10KSB for the year ended December 31, 2003 are currently being audited by its newly engaged auditors. The Company requires additional time to complete the subject Form 10KSB.



                                  PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Yizhong Wu                    (973) 882-8857
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           (Name)              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).               |X| Yes        | |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                        |X| Yes        | |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 8, 2003, the Company issued 35,900,000 shares of its common stock to acquire all capital stock of Oriental Automotive Parts Development Co., Ltd., a company incorporated in Shanghai, China ("OAPD"). As a result, the former shareholders of OAPD received a substantial majority of the Company's capital shares and the control of the Company's board of directors. The acquisition was accounted for as a reverse merger.

For the period from January 28, 003 (the date of inception) to December 31, 2003, the Company had revenues approximately $5.50 million and net income of $1.03 million, or $0.03 per share.


         Oriental Automotive Parts Development (China) Co., Ltd.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2004                 By: /s/ Yizhong Wu
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                                   Yizhong Wu, Vice President and
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                             ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001).


                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.